SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 6 - K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the date of August 28, 2003


                                YELL FINANCE B.V.
                 (Translation of Registrant's Name Into English)

          QUEENS WALK, OXFORD ROAD, READING, BERKSHIRE RG1 7PT, ENGLAND
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F   X       Form 40-F
                                         ---                 ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.)


                                    Yes             No   X
                                         ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 - ______ .

                                EXPLANATORY NOTE

On August 28, 2003, Yell Finance B.V. issued a press release announcing its financial results for the three months ended June 30, 2003. A copy of the press release, the Operating and Financial Review and Prospects at and for the three months ended 30 June 2003 and the Financial Statements for Yell Finance B.V. and Yell Group plc for the three months ended 30 June 2003, respectively, are attached to this report.

                                  EXHIBIT INDEX

Exhibit no.                    Description
-----------                    -----------

99.1 Press release dated 28 August 2003, regarding Yell financial results for the three months ended June 30, 2003

99.2 Operating and Financial Review and Prospects at and for the three months ended 30 June 2003

99.3 Financial Statements for Yell Finance B.V. for the three months ended 30 June 2003

99.4 Financial Statements for Yell Group plc. for the three months ended 30 June 2003

                                                                    EXHIBIT 99.1

                                                                            YELL

                                                                 August 28, 2003


NEWS RELEASE  NEWS RELEASE  NEWS RELEASE  NEWS RELEASE  NEWS RELEASE

         YELL FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2003

                          CONTINUED STRONG PERFORMANCE
                 US REVENUE INTEGRATION BENEFITS COMING THROUGH

STRONG TURNOVER GROWTH IN UK AND US

o Group turnover up 5.5% to (pound)262.2 million; 10.7% at a constant exchange rate

o UK printed directories up 4.7% to (pound)134.9 million, after RPI-6% price cap

o US printed directories up 18.7% at a constant exchange rate reflecting same-market growth of 7.7% and a full quarter's results of Yellow Book West

IMPROVED PROFITABILITY BEFORE EXCEPTIONAL IPO COSTS

o Group EBITDA up 13.3% to (pound)80.0 million before exceptional IPO costs and up 17.3% at a constant exchange rate

o    US EBITDA margin before exceptional IPO costs up 5.2 percentage points to
     21.5%

STRONG UNDERLYING CASH GENERATION

o Operating cash flow, before exceptional IPO costs and after capital expenditure, of (pound)49.6 million, down from (pound)73.2 million. As identified at the year end, the decrease was driven entirely by timing of payments around the year end, and underlying cash generation remained at strong levels

JOHN CONDRON, CHIEF EXECUTIVE OFFICER OF YELL, SAID:

"With this strong set of results, we are well on track to meet full year expectations.

"We continue to deliver strong organic growth, both in the UK and the US, with improved profitability and good underlying cash generation. Our focused win, keep and grow strategy achieves increased customer numbers, stable retention rates and increased average advertising spend.

"In the US, we are seeing the expected improvement of the former Yellow Book West (McLeod) operations, which are now performing broadly in line with our overall US same-market growth rate, excluding Manhattan, of just over 10%, reflecting the success of its integration and the adoption of the Yellow Book East sales approach. We are confident these benefits will continue.



          Yell Group plc. Registered Office: Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT. Registered in England No. 4180320.

"UK printed directories revenue grew 4.7%, after the price reduction under RPI-6%. Following extensive consultation we are now planning to create ten new London Yellow Pages directories out of five previous titles for publication in our next financial year. This ensures that the directories reflect changing demographic patterns, enabling them to continue attracting new advertisers and users.

"We are delighted to be listed on the London Stock Exchange and we welcome our new shareholders. By delivering value to our customers, we are creating value for our shareholders through growing revenue and profits with sustained high levels of cash generation."

JOHN DAVIS, CHIEF FINANCIAL OFFICER OF YELL, SAID:

"Strong revenue growth is accompanied by improved profitability with Group EBITDA margin up 2.1 percentage points to 30.5%. This is driven by a 5.2 percentage point increase in US EBITDA margins to 21.5%, reflecting the operational leverage of our business and integration benefits.

"As identified at the year end, the final quarter of last year benefited from a higher than normal level of 2002/03 expenses not being paid until the first quarter this year. As a result, cash generated in the first quarter this year was (pound)49.6 million, down approximately (pound)24 million on the first quarter last year. However our strong underlying cash generative characteristics remain unchanged. Over the last twelve months to June 30, the Group converted over 80% of EBITDA into cash.

"Operating cash inflow in the quarter of (pound)49.6 million more than covered the cash costs of interest, financing fees and tax totalling (pound)19.8 million.

"As a result of the IPO a new capital structure is now in place which reduced our debt to (pound)1.3 billion. Coupled with the deleveraging that will result from strong cash generation, this will further improve our financial performance."

CONTACT

INVESTORS

Jill Sherratt
Tel        +44 (0)118 950 6984
Mobile     +44 (0)7764 879808
jill.sherratt@yellgroup.com
---------------------------

MEDIA

Richard Duggleby
Tel        +44 (0)118 950 6206
Mobile     +44 (0)7860 733488
richard.duggleby@yellgroup.com
------------------------------

Jon Salmon
Tel        +44 (0)118 950 6656
Mobile     +44 (0)7801 977340
jon.salmon@yellgroup.com
------------------------

CITIGATE DEWE ROGERSON

Anthony Carlisle
Tel        +44 (0)20 7638 9571
Mobile     +44 (0)7973 611888


This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, revenue, cost synergies, financial condition, liquidity, prospects, growth, strategies, new products (such as colour advertising), the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in our March 31, 2003, annual report on Form 20-F filed with the SEC on July 1, 2003 for a discussion of some of these factors. We undertake no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

                   A copy of this release can be accessed at:
                    www.yellgroup.com/goto/announcements.html

Yell Finance BV filed its results for the three months ended June 30, 2003 with the US Securities and Exchange Commission on Form 6-K. This filing can also be accessed on the Yell Group website.

OPERATING PERFORMANCE BEFORE EXCEPTIONAL IPO COSTS

HEADLINE RESULTS


                                             -----------------------------------------------------------------------
                                                                   THREE MONTHS ENDED JUNE 30
---------------------------------------------------------------------------------------------------------------------
                                                               2002                    2003
                                                           (POUND)M                (POUND)M               CHANGE
----------------------------------------------------------------------------------------------------------------------
Group turnover                                                248.5                   262.2                 5.5%
-------------------------------------------- ----------------------- -----------------------
Group EBITDA before exceptional IPO costs                      70.6                    80.0                13.3%
-------------------------------------------- ----------------------- -----------------------
Operating cash flow, before  exceptional
    IPO costs and after capital expenditure                    73.2                    49.6              (32.2)%
-------------------------------------------- ----------------------- -----------------------
Percentage of Group EBITDA before
    exceptional IPO costs converted into
    cash                                                      103.7%                   62.0%
-------------------------------------------- ----------------------- -----------------------


TURNOVER

This quarter's results showed continued good progress in the UK and strong growth in the US. Total Group turnover for the first quarter rose 5.5% to (pound)262.2 million, or 10.7% on a constant exchange rate.

UK OPERATIONS

Turnover from the UK operations increased by 4.3% to (pound)144.9 million.

Printed directories turnover grew 4.7% to (pound)134.9 million, after the 4.4% decline in prices under the regulatory price cap of RPI-6% (applied only to Yellow Pages).

The number of unique advertisers was up to 136,400 with a marginal increase in turnover per unique advertiser, after the price reductions, to (pound)989.

Yell.com grew revenues by 16.7% to (pound)5.6 million. A small decrease in other UK product and services turnover arose from the discontinued activities of Yell Data and the repositioning of Talking Pages as Yellow Pages 118 24 7, with the introduction of a new pricing structure in March 2003.

US OPERATIONS

US turnover increased 7.0%, to (pound)117.3 million. The exchange impact reduced revenues by (pound)12.8 million and on a constant US dollar basis, US turnover grew by 18.7%. The effective exchange rates were approximately $1.63:
(pound)1.00 and $1.47: (pound)1.00 in the previous year.

Same-market growth was 7.7%, up from 5.3% last year, in spite of continuing difficult economic conditions in Manhattan, affecting the largest US directory in the quarter. Excluding Manhattan, same-market growth would have been just over 10%.

The former McLeod directories are now performing broadly in line with this level of same-market growth. This reflects the benefits of integration of Yellow Book West into the Yell Group and the adoption of the Yellow Book sales approach. The first quarter included only one metro-market relaunch directory in Yellow Book West. The benefits from the four remaining relaunches will be realised in future quarters.

Remaining growth was due to one new directory launch and the inclusion of a full quarter of results of the acquisitions of McLeod and NDC, offset primarily by a few directories which were moved into future periods for inclusion in rescopes and to balance production schedules as a result of the integration of Yellow Book West.

Unique advertisers increased by 6.6% to 105,070 with average turnover per unique advertiser up 11.4% to $1,820.

EBITDA BEFORE EXCEPTIONAL IPO COSTS

Group EBITDA increased 13.3% to (pound)80.0 million. Excluding the impact of the weaker US dollar, growth would have been 17.3%. Group EBITDA margin increased
2.1 percentage points to 30.5%, reflecting a strong performance in the US.

UK EBITDA rose 4.0% to (pound)54.8 million, reflecting primarily the continued progress of Yell.com, which increased EBITDA to (pound)1.1 million from a loss of (pound)0.4 million. UK EBITDA margin was 37.8%, a similar level to last year.

US EBITDA increased 40.8% to (pound)25.2 million, or up 56.4% at a constant exchange rate. US EBITDA margin increased from 16.3% to 21.5%.

CASH FLOW BEFORE EXCEPTIONAL IPO COSTS

Net cash inflow from operating activities, before exceptional IPO costs and after capital expenditure, was (pound)49.6 million, compared with (pound)73.2 million for the same period last year. As indicated at the year end, the final quarter last year benefited from a higher than normal level of 2002/03 expenses not being paid until the first quarter this year. This resulted in first quarter cash conversion of 62.0%. However our cash generation characteristics remain unchanged, and we expect cash conversion to return to the normal, higher levels in the second quarter.

Operating cash inflow more than covered the cash costs of interest, financing fees and tax totalling (pound)19.8 million.

NET RESULTS AND EXCEPTIONAL IPO COSTS


                                  ---------------------------------------------------------------------------------------------
                                                                   THREE MONTHS ENDED 30 JUNE
                                  ---------------------------------------------------------------------------------------------
                                                           2002                                            2003
                                                         (POUND)M                                        (POUND)M
                                  ---------------------------------------------- ----------------------------------------------
                                       ORDINARY        Exceptional                      ORDINARY      Exceptional
                                          ITEMS          IPO costs       Total             ITEMS        IPO costs        Total
                                  ---------------- ----------------- ----------- --------------- ----------------- ------------

EBITDA                                     70.6              (15.0)       55.6             80.0            (47.3)        32.7
Depreciation and amortisation             (28.9)                 -       (28.9)           (30.3)               -        (30.3)
                                  ---------------- ----------------- ----------- --------------- ----------------- ------------
OPERATING PROFIT                           41.7              (15.0)       26.7             49.7            (47.3)         2.4
Net interest payable                      (57.6)                 -       (57.6)           (52.9)           (30.0)       (82.9)
                                  ---------------- ----------------- ----------- --------------- ----------------- ------------
Loss on ordinary activities
    before taxation
                                          (15.9)             (15.0)      (30.9)            (3.2)           (77.3)       (80.5)
Taxation                                   (4.0)               2.3        (1.7)            (3.1)            27.8         24.7
                                  ---------------- ----------------- ----------- --------------- ----------------- ------------
LOSS FOR THE PERIOD                       (19.9)             (12.7)      (32.6)            (6.3)           (49.5)       (55.8)
                                  ================ ================= =========== =============== ================= ============


The first quarter results represent the period prior to the IPO on July 15, 2003 and do not therefore include the benefits of the capital structure put in place on the IPO. Loss before the exceptional IPO costs was reduced to (pound)6.3 million primarily as a result of strong US growth.

Net interest before exceptional IPO costs was (pound)52.9 million. Net interest comprised (pound)29.2 million cash-pay interest, (pound)22.1 million of interest rolled-up into our long-term debt and (pound)1.6 million of amortised financing costs.

Taxation before exceptional IPO costs was (pound)3.1 million. We are paying tax because certain goodwill amortisation is not allowable for determining tax.

The exceptional IPO costs we have incurred in the first quarter are as follows:

o (pound)47.3 million pre-financing costs of which (pound)39 million were non-cash costs relating to a terminated US management incentive plan. This plan was put in place at the time of the buy-out from BT in June 2001 and was contingent upon the IPO. As the IPO has now taken place, the cost has been charged to the profit and loss account;

o (pound)30.0 million of financing costs arising as a result of the IPO from the repayment of the old senior credit facilities and the redemption of 35% of our senior notes; and

o the above costs were partly offset by a (pound)27.8 million tax benefit relating to the IPO costs.

The remaining IPO costs will be incurred during the second quarter. On a pre-tax basis, the amounts charged to the profit and loss account will be slightly less than those in the first quarter.

GLOBAL OFFER AND REFINANCING

On July 15, 2003, we raised (pound)433 million (gross proceeds) through a global offer of shares to institutional investors. Net debt immediately following the IPO was approximately (pound)1.3 billion.

As a result of the IPO, we redeemed 35% of the senior notes on August 18. We also refinanced the senior bank facility on July 15.

APPENDICES

TURNOVER BY SEGMENT

                                             -----------------------------------------------------------------------
                                                                   THREE MONTHS ENDED JUNE 30
                                             -----------------------------------------------------------------------
                                                            2002 (1)                2003
                                                           (POUND)M             (POUND)M                     CHANGE
-------------------------------------------- ----------------------- ----------------------- -----------------------
UK printed directories                                        128.8                134.9                       4.7%
Other UK products and services                                 10.1                 10.0                     (1.0)%
-------------------------------------------- ----------------------- -----------------------
TOTAL UK TURNOVER                                             138.9                144.9                       4.3%
-------------------------------------------- ----------------------- -----------------------
US printed directories:
   US printed directories at constant
     exchange rate (2)                                        109.6                130.1                      18.7%
   Exchange impact (2)                                            -                (12.8)                        -
-------------------------------------------- ----------------------- -----------------------
TOTAL US TURNOVER                                             109.6                117.3                       7.0%
-------------------------------------------- ----------------------- -----------------------
GROUP TURNOVER                                                248.5                262.2                       5.5%
-------------------------------------------- ----------------------- -----------------------


(1) Prior year results include McLeod from April 16, 2002 when it was acquired and excludes NDC (acquired on December 31, 2002).

(2) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results for the corresponding period. Exchange rate impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.


EBITDA BEFORE EXCEPTIONAL IPO COSTS BY SEGMENT


                                             -----------------------------------------------------------------------
                                                                   THREE MONTHS ENDED JUNE 30
                                             ----------------------- ----------------------- -----------------------
                                                               2002                 2003
                                                           (POUND)M             (POUND)M                 CHANGE
-------------------------------------------- ----------------------- ----------------------- -----------------------
TOTAL UK OPERATIONS                                            52.7                 54.8                   4.0%
-------------------------------------------- ----------------------- -----------------------
US operations:
   US printed directories at constant
     exchange rate  (1)                                        17.9                 28.0                  56.4%
   Exchange impact (1)                                            -                 (2.8)                    -
-------------------------------------------- ----------------------- -----------------------
TOTAL US OPERATIONS                                            17.9                 25.2                  40.8%
-------------------------------------------- ----------------------- -----------------------
GROUP EBITDA BEFORE EXCEPTIONAL IPO COSTS                      70.6                 80.0                  13.3%
-------------------------------------------- ----------------------- -----------------------
GROUP EBITDA MARGIN BEFORE EXCEPTIONAL IPO
    COSTS (%)                                                  28.4%                30.5%
-------------------------------------------- ----------------------- -----------------------


(1) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results for the corresponding period. Exchange rate impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

KEY OPERATIONAL INFORMATION

                                                                         --------------------------------------------------
                                                                                    THREE MONTHS ENDED JUNE 30
                                                                         --------------------------------------------------
                                                                                          2002                        2003
                                                                         ----------------------- --------------------------
------------------------------------------------------------------------
UK PRINTED DIRECTORIES
Unique advertisers (units) (1)                                                        130,637                      136,400
Directory editions published (units) (2)                                                   26                           26
Unique advertiser retention rate (%) (3)                                                   79                           78
Turnover per unique advertiser ((pound))                                                  986                          989

US PRINTED DIRECTORIES
Unique advertisers (units) (1)                                                         98,546                      105,070
Directory editions published (units)                                                      122                          121
Unique advertiser retention rate (%) (3)                                                   68                           68
Turnover per unique advertiser ($)                                                      1,634                        1,820

OTHER UK PRODUCTS AND SERVICES
Yell.com page impressions for June (in millions)                                         32.7                         42.7
Yell.com searchable advertisers as at June 30 (4)                                         n/a                       80,681
------------------------------------------------------------------------ ----------------------- --------------------------


(1) Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted once only regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(2) Number of Yellow Pages and Business Pages directory editions that have been recognised for revenue purposes.

(3) The proportion of unique advertisers that have renewed their advertising from the preceding publication. In the United Kingdom, this measure excludes national and key accounts where retention is very high. In 2003, we further improved our systems and methodology for determining retention rates in the United Kingdom and the United States. Although we have not restated the rates disclosed for the prior period, we believe that had we continued using the previous methodology the retention rate for the first quarter would have been at a similar level to the rate disclosed for the prior year.

     In the United States, this measure is based on unique directory advertisers. The 2002 retention rate is for Yellow Book East only while the 2003 retention rate is for Yellow Book as a whole.

(4) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers who can be searched for by users on Yell.com. It excludes advertisers who purchase products such as banners and domain names. This information is not available for 2002, because new systems were being put in place in that period.

RECONCILIATION OF GROUP OPERATING PROFIT TO EBITDA BEFORE EXCEPTIONAL IPO COSTS

                                           -------------------------------------------------------------------------
                                                                  THREE MONTHS ENDED JUNE 30
                                           -------------------------------------------------------------------------
                                                              2002                      2003
                                                          (POUND)M                  (POUND)M                CHANGE
--------------------------------------------------------------------------------------------------------------------
    UK OPERATIONS
    Operating profit, including
       exceptional IPO costs                                  20.5                      31.9
    Depreciation and amortisation                             17.5                      17.3
---------------------------------------------------------------------------------------------
    UK operations EBITDA                                      38.0                      49.2
    Exceptional IPO costs                                     14.7                       5.6
---------------------------------------------------------------------------------------------
    UK OPERATIONS EBITDA BEFORE
       EXCEPTIONAL IPO COSTS                                  52.7                      54.8                  4.0%
---------------------------------------------------------------------------------------------

    UK operations EBITDA margin before
       exceptional IPO costs                                  37.9%                     37.8%
---------------------------------------------------------------------------------------------

    US OPERATIONS
    Operating profit (loss), including
       exceptional IPO costs                                   6.2                     (29.5)
    Depreciation and amortisation                             11.4                      13.0
---------------------------------------------------------------------------------------------
    US operations EBITDA                                      17.6                     (16.5)
    Exceptional IPO costs                                      0.3                      41.7
    Exchange impact (1)                                          -                       2.8
---------------------------------------------------------------------------------------------
    US OPERATIONS EBITDA BEFORE
       EXCEPTIONAL IPO COSTS AT CONSTANT
       EXCHANGE RATE (1)                                      17.9                      28.0                  56.4%
    Exchange impact (1)                                          -                      (2.8)
---------------------------------------------------------------------------------------------
    US OPERATIONS EBITDA BEFORE
       EXCEPTIONAL IPO COSTS                                  17.9                      25.2                  40.8%
---------------------------------------------------------------------------------------------

    US operations EBITDA margin before
       exceptional IPO costs                                 16.3%                      21.5%
---------------------------------------------------------------------------------------------

    GROUP
    Operating profit, including
       exceptional IPO costs                                  26.7                       2.4
    Depreciation and amortisation                             28.9                      30.3
---------------------------------------------------------------------------------------------
    Group EBITDA                                              55.6                      32.7
    Exceptional IPO costs                                     15.0                      47.3
    Exchange impact (1)                                          -                       2.8
---------------------------------------------------------------------------------------------
    GROUP EBITDA BEFORE EXCEPTIONAL IPO
       COSTS AT CONSTANT EXCHANGE RATE (1)                    70.6                      82.8                   17.3%
    Exchange impact (1)                                          -                      (2.8)
---------------------------------------------------------------------------------------------
    GROUP EBITDA BEFORE EXCEPTIONAL IPO
       COSTS                                                  70.6                      80.0                   13.3%
=============================================================================================

    GROUP EBITDA MARGIN BEFORE EXCEPTIONAL
       IPO COSTS                                             28.4%                      30.5%
---------------------------------------------------------------------------------------------


(1) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results for the corresponding period. Exchange rate impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

NOTES TO EDITORS

YELL GROUP

Yell is an international directories business operating in the classified advertising market through printed, online and telephone media in the United Kingdom and the United States. Yell's products in the United Kingdom include the Yellow Pages and Business Pages directories, Yell.com and Yellow Pages 118 24 7 and in the United States, Yellow Book and Yellowbook.com.


              ----------------------------------------------------

                                                                    EXHIBIT 99.2

               OPERATING AND FINANCIAL REVIEW AND PROSPECTS AT AND
                    FOR THE THREE MONTHS ENDED 30 JUNE 2003

References to "we", "us", "our", "Yell", and the "Yell Group" are to Yell Finance B.V., a company incorporated with limited liability under the law of the Netherlands, and its consolidated subsidiaries. Except as otherwise indicated these terms also refer to the business of McLeodUSA Media Group, Inc. ("McLeod") and its subsidiaries acquired on 16 April 2002 and, after 31 December 2002, the business of National Directory Company ("NDC") (which together are referred to throughout this document as "Yellow Book West").

The following information should be read in conjunction with the unaudited financial information for the Yell Group. The attached financial information has been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). UK GAAP differs in certain important respects from accounting principles generally accepted in the United States ("US GAAP").

This report contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, new products (such as colour advertising), the level of new directory launches and the markets in which we operate.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in our annual report on Form 20-F filed with the US Securities and Exchange Commission ("SEC") on 1 July 2003 for a discussion of some of these factors. We undertake no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

INTRODUCTION

The Yell Group is the leading provider of classified directory advertising and associated products and services in the United Kingdom and the leading independent provider of classified directory advertising in the United States.

SUMMARY RESULTS

                                                                         THREE MONTHS ENDED 30 JUNE
                                                                   ---------------------------------------
                                                                           2002                  2003              CHANGE
                                                                   ---------------------------------------------------------
                                                                              ((POUND) IN MILLIONS)                 (%)
----------------------------------------------------------------------------------------------------------------------------
Group turnover                                                           248.5                 262.2                5.5%
Cost of sales                                                           (118.1)               (117.7)              (0.3)%
----------------------------------------------------------------------------------------------------------
Gross profit                                                             130.4                 144.5               10.8%
Distribution costs                                                        (9.0)                 (9.3)               3.3%
Administrative expenses (including exceptional items)                    (94.7)               (132.8)              40.2%

----------------------------------------------------------------------------------------------------------
OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS                                 41.7                  49.7               19.2%
Exceptional administrative costs                                         (15.0)                (47.3)             215.3%
----------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                          26.7                   2.4              (91.0)%
==========================================================================================================

LOSS FOR THE FINANCIAL PERIOD                                            (32.6)                (55.8)              71.2%
==========================================================================================================

Gross profit margin (%)                                                   52.5                  55.1
EBITDA(1)                                                                 55.6                  32.7              (41.2)%
EBITDA margin (%)                                                         22.4                  12.5

EBITDA before exceptional items (2)                                       70.6                  80.0               13.3%
EBITDA margin (%) before exceptional items                                28.4                  30.5

Cash inflow from operations before exceptional items, less
     capital expenditure                                                  73.2                  49.6              (32.2)%
Cash conversion before exceptional items (%) (3)                         103.7                  62.0


-----------------

(1) EBITDA comprises total operating profit before depreciation and amortisation, both being non-cash items. EBITDA is not a measurement of performance under UK or US GAAP and you should not consider EBITDA as an alternative to (a) operating profit or net profit/(loss) (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group's cash flow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this financial information to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. See "Group Operating Profit, EBITDA and EBITDA Before Exceptional Items".

(2) EBITDA before exceptional items comprises EBITDA as described above and excludes expenses incurred in connection with the initial public offering by our parent company, Yell Group plc and subsidiaries, of (pound)47.3 million in the three months ended 30 June 2003 (three months ended 30 June 2002 - (pound)15.0 million expenses of our parent company's withdrawn initial public offering).

(3) Cash conversion represents cash flow from operations before exceptional items, less capital expenditure, as a percentage of EBITDA before exceptional items. We believe cash conversion is a relevant measure used by companies to assess performance as it gives a relative measure of the efficiency with which EBITDA is converted into cash. Cash conversion should not be considered by investors as an alternative to group operating profit or profit on ordinary activities before taxation as an indicator of operating performance or as an alternative to cash flow from operating activities. See "Group Operating Profit, EBITDA and EBITDA Before Exceptional Items".

YELL GROUP OPERATIONAL INFORMATION

                                                                                            THREE MONTHS ENDED 30 JUNE
                                                                                     ------------------------------------------
                                                                                                 2002                2003
                                                                                     ------------------------------------------
UK PRINTED DIRECTORIES
Unique advertisers (units) (1)                                                                130,637             136,400
Directory editions published (units) (2)                                                           26                  26
Unique advertiser retention rate (%) (3)                                                           79                  78
Turnover per unique advertiser ((pound))                                                          986                 989

US PRINTED DIRECTORIES
Unique advertisers (units) (1)                                                                 98,546             105,070
Directory editions published (units)                                                              122                 121
Unique advertiser retention rate (%) (3)                                                           68                  68
Turnover per unique advertiser ($)                                                              1,634               1,820

OTHER UK PRODUCTS AND SERVICES
Yell.com page impressions for June (in millions)                                                 32.7                42.7
Yell.com searchable advertisers as at 30 June (4)                                                 n/a              80,681


-----------------

(1) Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted once only regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(2) Number of Yellow Pages and Business Pages directory editions that have been recognised for revenue purposes.

(3) The proportion of unique advertisers that have renewed their advertising from the preceding publication. In the United Kingdom, this measure excludes national and key accounts where retention is very high. In 2003, we further improved our systems and methodology for determining retention rates in the United Kingdom and the United States. Although we have not restated the rates disclosed for the prior period, we believe that had we continued using the previous methodology the retention rate for the three months ended 30 June 2003 would have been at a similar level to the rate disclosed for the same period in the prior financial year.

     In the United States, this measure is based on unique directory advertisers. The 2002 retention rate is for Yellow Book East only while the 2003 retention rate is for Yellow Book as a whole.

(4) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers who can be searched for by users on Yell.com. It excludes advertisers who purchase products such as banners and domain names. This information is not available for 2002, because new systems were being put in place in that period.

TURNOVER



                                                                          THREE MONTHS ENDED 30 JUNE
                                                                  -----------------------------------------
                                                                              2002 (1)              2003        CHANGE
                                                                  ------------------------ ---------------- ---------------
                                                                              ((POUND) IN MILLIONS)
----------------------------------------------------------------- ----------------------------------------- ---------------
UK printed directories                                                       128.8                 134.9         4.7%
Other UK products and services                                                10.1                  10.0        (1.0)%
----------------------------------------------------------------- ------------------------ -----------------
TOTAL UK TURNOVER                                                            138.9                 144.9         4.3%
----------------------------------------------------------------- ------------------------ -----------------
US printed directories:
     US printed directories at constant exchange rate (2)                    109.6                 130.1        18.7%
     Exchange impact (2)                                                         -                (12.8)          -
----------------------------------------------------------------- ------------------------ -----------------
TOTAL US TURNOVER                                                            109.6                 117.3         7.0%
----------------------------------------------------------------- ------------------------ -----------------
GROUP TURNOVER                                                               248.5                 262.2         5.5%
================================================================= ======================== =================



---------------------------
(1) Prior year results include McLeod from 16 April 2002, when it was acquired, and excludes NDC (acquired on 31 December 2002).

(2) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results for the corresponding period. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

Total Group turnover during the three months ended 30 June 2003 increased by (pound)13.7 million, or 5.5%, compared to the same period last year (2), reflecting increased turnover during the period, particularly from US printed directories which grew by 7.0%.

We recognise turnover from advertising sales for each printed directory on completion of delivery of that directory.

UK TURNOVER

Total UK turnover grew by 4.3% from last year. Turnover from UK printed directories increased by (pound)6.1 million, or 4.7%, despite the price cap2 of RPI minus 6% applicable to Yellow Pages directories, which was in effect for the period. Turnover from our online directory service increased by (pound)0.8 million, or 16.7%, from (pound)4.8 million to (pound)5.6 million. These increases were offset by a decline in turnover from our other products and services; our telephone-based service was repositioned as Yellow Pages 118 24 7 (formerly Talking Pages), following deregulation of the UK directory enquiries market, and a new pricing structure was introduced in March 2003. We also sold our data-service business (Yell Data).

---------------------------
1 Throughout this report unless otherwise indicated, references to "for the three months" or the "three month period" are to the three months ended 30 June 2003 and references to "last year", the "prior year" or the "prior period" are to the corresponding period in the previous financial year.

2 Effective from January 2002 and pursuant to undertakings given to the UK Secretary of State for Trade and Industry in July 1996, we are required to cap the rates charged for advertising sold after that date in our UK printed consumer classified directories at the Retail Price Index ("RPI") minus 6% for an expected period of four years from January 2002. During the three months ended 30 June 2002 and 2003, the average price of advertising in our Yellow Pages decreased by 4.4%. We are not subject to any regulatory price constraints in the United States. The relevant price cap applied to approximately 49.4% and 49.0% of our Group turnover in the three months ended 30 June 2002 and 2003, respectively.

Our growth was the result of:

o a 4.4% increase in the number of unique advertisers from 130,637 to 136,400, as a result of the continued success of our first-year advertiser discount programmes and our ability to retain 78% of existing customers. We attracted 27,933 new advertisers in the first three months as compared to 27,001 last year; and

o a slight increase in turnover per unique advertiser in our UK printed directories to(pound)989 from(pound)986, after the impact of the 4.4% price reduction.

US TURNOVER

US turnover increased by (pound)7.7 million, or 7.0%, from (pound)109.6 million for the three months ended 30 June 2002 to (pound)117.3 million for the three months ended 30 June 2003. The Group had 105,070 unique advertisers in the United States for the three months ended 30 June 2003 compared to 98,546 in the prior year. Average turnover per unique advertiser grew 11.4% from $1,634 to $1,820.

The results were negatively affected by (pound)12.8 million from a weakening US dollar. On a constant US dollar basis, US turnover grew by (pound)20.5 million, or 18.7%. The effective exchange rates were approximately $1.63 to (pound)1.00 in the quarter to 30 June 2003 and $1.47 to (pound)1.00 in the prior year.

Same-market growth of 7.7% has grown from 5.3% last year in spite of continuing difficult economic conditions in Manhattan, where we published the largest US directory in the quarter. Excluding the Manhattan directory, same-market growth would have been just over 10%.

The former McLeod directories are now performing broadly in line with Yellow Book East same-market growth, excluding the Manhattan directory. We believe that this growth reflects the benefits of integration of Yellow Book West into the Yell Group and the adoption of the Yellow Book sales approach. The first quarter included only one metro-market relaunch directory in Yellow Book West. The benefits from the four remaining relaunches will be realised in future quarters.

Remaining growth was due to one new directory launch and the inclusion of a full quarter of results of acquisitions of McLeod and NDC, offset primarily by a few directories which were moved into future periods for inclusion in rescopes and to balance production schedules as a result of the integration of Yellow Book West.

COST OF SALES

                                                                        THREE MONTHS ENDED 30 JUNE
                                                               -------------------------------------------
                                                                          2002                  2003               CHANGE
                                                               ------------------------ ------------------ --------------------
                                                                            ((POUND) IN MILLIONS)
-------------------------------------------------------------- ------------------------------------------- --------------------
UK printed directories                                                    47.2                  51.2                8.5%
Other UK products and services                                             3.4                   2.9              (14.7)%
-------------------------------------------------------------- ----------------------- -------------------
TOTAL UK COST OF SALES                                                    50.6                  54.1                6.9%
-------------------------------------------------------------- ----------------------- -------------------
US printed directories:
     US printed directories at constant exchange rate (1)                 67.5                  70.5                4.4%
     Exchange impact (1)                                                     -                  (6.9)                -
-------------------------------------------------------------- ----------------------- -------------------
TOTAL US COST OF SALES                                                    67.5                  63.6               (5.8)%
-------------------------------------------------------------- ----------------------- -------------------
TOTAL COST OF SALES                                                      118.1                 117.7               (0.3)%
============================================================== ======================= ===================


-----------------
(1) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results for the corresponding period. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

We recognise the cost of sales for each directory on completion of delivery of that directory.

Our cost of sales consists principally of costs associated with the publication of directories, including advertising sales, paper, printing and pre-press production, as well as bad debt expense. The principal components of advertising sales costs, which represent a significant portion of our cost of sales, are employee costs of the sales force, including salaries, benefits and commissions, and associated direct costs.

The (pound)3.5 million, or 6.9%, increase in cost of sales for the UK business, from (pound)50.6 million to (pound)54.1 million in the three months ended 30 June 2003, reflected higher advertisement volumes. Cost of sales as a percentage of turnover was 37.3% as compared to 36.4% for the corresponding period in the prior financial year.

The (pound)3.9 million, or 5.8%, decrease in cost of sales for US printed directories reflected a weakening US dollar and cost savings experienced as a result of the integration of our Yellow Book East and Yellow Book West operations. On a constant US dollar basis, cost of sales increased by 4.4%. Cost of sales for US printed directories as a percentage of related turnover was 54.2% as compared to 61.6% last year. Paper, printing and binding, and pre-press costs as a percentage of turnover for the three months ended 30 June 2003 of 21.7% decreased from 25.2% last year, representing benefits arising from the integration of the McLeod acquisition and cost savings from volume price reductions.

Our consolidated bad debt expense was (pound)13.8 million, or 5.3% of Group turnover in the three months ended 30 June 2003, as compared to (pound)17.4 million, or 7.0%, last year. The charge for UK bad debts was 4.1% of UK printed directories and other products and services turnover compared to 4.3% last year. The US bad debt expense was 6.7% of US printed directories turnover in the three months ended 30 June 2003 as compared to 8.9% for the same period in the prior financial year, reflecting the maturing of our US directory profile. Historically, the US bad debt expense as a percentage of turnover has been higher than in the United Kingdom due to different market dynamics.

GROSS PROFIT AND GROSS PROFIT MARGIN


                                                                          THREE MONTHS ENDED 30 JUNE
                                                               ----------------------------------------------
                                                                            2002                    2003            CHANGE
                                                               -------------------------- ------------------- -------------------
                                                                              ((POUND) IN MILLIONS)
-------------------------------------------------------------- ---------------------------------------------- -------------------
UK printed directories                                                      81.6                    83.7              2.6%
Other UK products and services                                               6.7                     7.1              6.0%
-------------------------------------------------------------- -------------------------- -------------------
TOTAL UK GROSS PROFIT                                                       88.3                    90.8              2.8%
-------------------------------------------------------------- -------------------------- -------------------
US printed directories:
     US printed directories at constant exchange rate (1)                   42.1                    59.6             41.6%
     Exchange impact (1)                                                       -                    (5.9)               -
-------------------------------------------------------------- -------------------------- -------------------
TOTAL US GROSS PROFIT                                                       42.1                    53.7             27.6%
-------------------------------------------------------------- -------------------------- -------------------
GROSS PROFIT                                                               130.4                   144.5             10.8%
============================================================== ========================== ===================

GROSS PROFIT MARGIN (%)
    UK operations                                                           63.6                    62.7
    US operations                                                           38.4                    45.8
GROUP TOTAL (%)                                                             52.5                    55.1
============================================================== ========================== ===================


--------------------------
(1) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results for the corresponding period. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

The increase in gross profit as a percentage of Group turnover from 52.5% last year to 55.1% in the current period principally reflected the benefits of integrating acquisitions by our US operations and the maturing of our US directories profile, as discussed above.

During the three months ended 30 June 2002 and 2003, over 55% of our turnover came from our UK operations. Our printed directories business in the United Kingdom, which we view as more developed than that in the United States, and which covers substantially all of the United Kingdom, has historically had higher gross profit margins than those in the United States.

In the United States, the different market dynamics and the younger portfolio result in lower gross profit margins. In the three months ended 30 June 2003, for example, our gross profit margin for our UK operations was 62.7%, compared to 45.8% for our US operations. Our overall gross profit margin is therefore affected and will continue to be affected by lower gross profit margins in the United States to the extent our US operations continue to form an increasing portion of the geographic mix of our business.

DISTRIBUTION COSTS AND ADMINISTRATIVE EXPENSES

Our distribution costs consist mainly of amounts payable to third-party delivery companies with which we contract for the delivery of our printed directories. These costs vary principally due to the number of directories delivered in a financial period. Our distribution costs related to a directory are recognised when the directory is delivered.

Distribution costs increased by (pound)0.3 million, or 3.3%, from (pound)9.0 million in the three months ended 30 June 2002 (3.6% of Group turnover) compared to (pound)9.3 million (3.5% of Group turnover) in the three months ended 30 June 2003.

Our administrative expenses consist principally of amortisation and depreciation, advertising, promotion and marketing expenses, administrative staff expenses, information technology costs and staff training. Advertising, promotion and marketing costs represent our most significant discretionary expenses.

Administrative expenses, including exceptional items, increased by (pound)38.1 million, or 40.2%, from (pound)94.7 million in the three months ended 30 June 2002 to (pound)132.8 million in the three months ended 30 June 2003. The increase was largely due to:

o the expensing of (pound)45.7 million for employee incentive plans, which were contingent upon our parent company's initial public offering in July 2003, and (pound)1.6 million for other one-off costs. We expect further administrative expenses related to the initial public offering, primarily relating to fees payable to advisers, in the second quarter; and

o the effects of including a full quarter of Yellow Book West administrative costs in the current period and foreign exchange movements.

These increases were partially offset by the absence of (pound)15.0 million in costs incurred for the withdrawn initial public offering of our parent company in July 2002.

GROUP OPERATING PROFIT, EBITDA AND EBITDA BEFORE EXCEPTIONAL ITEMS


                                                                       THREE MONTHS ENDED 30 JUNE
                                                              ------------------------------------------

                                                                            2002                 2003              CHANGE
                                                              ----------------------------------------------------------------
                                                                             ((POUND) IN MILLIONS)
------------------------------------------------------------------------------------------------------------------------------
UK OPERATIONS
Operating profit, including exceptional items                               20.5                 31.9
Depreciation and amortisation                                               17.5                 17.3
--------------------------------------------------------------------------------------------------------
UK OPERATIONS EBITDA                                                        38.0                 49.2
Exceptional items                                                           14.7                  5.6
--------------------------------------------------------------------------------------------------------
UK OPERATIONS EBITDA BEFORE EXCEPTIONAL ITEMS                               52.7                 54.8                4.0%
--------------------------------------------------------------------------------------------------------

US OPERATIONS
Operating profit (loss), including exceptional items                         6.2                (29.5)
Depreciation and amortisation                                               11.4                 13.0
--------------------------------------------------------------------------------------------------------
US OPERATIONS EBITDA                                                        17.6                (16.5)
Exceptional items                                                            0.3                 41.7
--------------------------------------------------------------------------------------------------------
US OPERATIONS EBITDA BEFORE EXCEPTIONAL ITEMS                               17.9                 25.2               40.8%
--------------------------------------------------------------------------------------------------------
US OPERATIONS EBITDA BEFORE EXCEPTIONAL ITEMS
    AT CONSTANT EXCHANGE RATE (1)                                           17.9                 28.0               56.4%
--------------------------------------------------------------------------------------------------------

GROUP
Operating profit, including exceptional items                               26.7                  2.4
Depreciation and amortisation                                               28.9                 30.3
--------------------------------------------------------------------------------------------------------
GROUP EBITDA                                                                55.6                 32.7              (41.2)%
========================================================================================================

GROUP
Operating profit before exceptional items                                   41.7                 49.7
Depreciation and amortisation                                               28.9                 30.3
--------------------------------------------------------------------------------------------------------
GROUP EBITDA BEFORE EXCEPTIONAL ITEMS                                       70.6                 80.0               13.3%
========================================================================================================
GROUP EBITDA BEFORE EXCEPTIONAL ITEMS
    AT CONSTANT EXCHANGE RATE (1)                                           70.6                 82.8               17.3%
========================================================================================================

EBITDA MARGIN (%)
   UK operations                                                            27.4                 34.0
   US operations                                                            16.1                (14.1)

EBITDA MARGIN BEFORE EXCEPTIONAL ITEMS (%)
   UK operations                                                            37.9                 37.8
   US operations                                                            16.3                 21.5
========================================================================================================

--------------------------
(1) Constant exchange rate states current year results at the same exchange rate as that used to translate the previous year's results for the corresponding period. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

EBITDA from UK operations before exceptional items increased by 4.0% to (pound)54.8 million from (pound)52.7 million. Yell.com reported EBITDA of (pound)1.1 million for the three months ended 30 June 2003 (operating profit of (pound)0.6 million adding back depreciation of (pound)0.5 million), compared to a loss of (pound)0.4 million in the prior year (operating loss of (pound)0.9 million adding back depreciation of (pound)0.5 million). Exceptional items of (pound)5.6 million of costs in the quarter ended 30 June 2003 were incurred in connection with the initial public offering of our parent company in July 2003 and other non-recurring transaction charges, and (pound)14.7 million was charged in the previous financial year for the withdrawn initial public offering in July 2002.

EBITDA before exceptional items from US operations increased by (pound)7.3 million, or 40.8%. This increase reflects the inclusion of acquisitions for a full quarter during the three months ended 30 June 2003. We also increased the profitability of our directories by leveraging off our existing operations and administrative cost base to yield additional turnover from our directories without a corresponding increase in costs.

Excluding the exceptional items in 2003 and 2002, Group EBITDA increased by (pound)9.4 million, or 13.3%. Excluding the exceptional items and at constant US dollar exchange rates, Group EBITDA would have increased by (pound)12.2 million, or 17.3%.

NET INTEREST PAYABLE

Net interest expense was (pound)82.9 million, comprising cash interest, non-cash interest and exceptional items in the three months ended 30 June 2003, compared to (pound)57.6 million last year. The exceptional items of (pound)30.0 million represent the accelerated amortisation of deferred financing costs in connection with the repayment of the senior credit facilities on 15 July 2003 and the early redemption of 35% of our senior notes on 18 August 2003. Net interest expense comprised (pound)29.2 million of net interest paid or to be paid within a six-month period, (pound)22.1 million of cash interest rolled-up into our long-term debt and (pound)1.6 million of amortised financing costs.

TAX ON PROFIT (LOSS) ON ORDINARY ACTIVITIES

Taxation before exceptional items of (pound)3.1 million for the three months ended 30 June 2003 and (pound)4.0 million last year was charged despite the loss on ordinary activities because certain goodwill amortisation is not allowable for determining tax. Tax credits in the amount of (pound)27.8 million for the three months ended 30 June 2003 and (pound)2.3 million last year were recognised as a benefit offsetting one-off items. Our future taxation charge will depend on our taxable income in the United Kingdom and the United States and our ability to continue using our net operating losses to offset our future taxable income in the United States.

NET LOSS

The net loss was (pound)55.8 million for the three months ended 30 June 2003 compared to a net loss of (pound)32.6 million for the same period in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Apart from significant acquisitions, which we have funded through a combination of borrowings, cash from contributions from the investment funds which previously owned our parent company and cash flows from operations, we have funded our existing business largely from cash flows generated from our operations. We believe that we have sufficient working capital to meet our operating and capital expenditure requirements. In addition, we have access to a (pound)200 million revolving credit facility as part of the new senior credit facilities, which expires on 7 July 2008, of which none was drawn down at 30 June 2003.

CASH FLOWS


                                                                       THREE MONTHS ENDED 30 JUNE
                                                            -------------------------------------------------
                                                                       2002                     2003
                                                            -------------------------------------------------
                                                                            ((POUND) IN MILLIONS)
-------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                             78.8                     55.1
Net cash outflow for returns on investments and servicing of
     finance                                                         (31.7)                   (18.8)
Net cash outflow for taxation                                          -                       (1.0)
Net cash outflow for capital expenditure and financial
     investment                                                     (429.3)                    (7.3)
-------------------------------------------------------------------------------------------------------------
NET CASH (OUTFLOW) INFLOW BEFORE FINANCING                          (382.2)                    28.0
Net cash inflow from financing                                       404.9                      -
-------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH                                                  22.7                     28.0
=============================================================================================================



Net cash inflow from operating activities for the three months ended 30 June 2003 was (pound)55.1 million, compared with an inflow of (pound)78.8 million for the three months ended 30 June 2002. The decrease in cash flows reflected the timing of charges from year end which were paid during the first three months of the 2004 financial year. Net cash inflow from operating activities for the three months ended 30 June 2003 included (pound)0.4 million of expenses related to the global offer. Net cash inflow from operating activities for the three months ended 30 June 2002 included (pound)3.9 million of expenses paid for our parent company's withdrawn initial public offering.

Net cash outflow from returns on investments and servicing of finance principally comprises interest paid.

Net cash outflow for capital expenditure and financial investment comprises capital expenditure on fixed assets and purchases of subsidiary undertakings, net of cash acquired. Capital expenditure in the three months ended 30 June 2003 was (pound)5.9 million compared to (pound)5.6 million last year.

On 16 April 2002, we purchased McLeod for $600.0 million ((pound)417.0 million) plus expenses of $10.0 million ((pound)6.9 million). We financed the McLeod acquisition through $250.0 million ((pound)173.7 million) of senior bank financing and a $250.0 million ((pound)173.7 million) bridge facility together with $88.3 million ((pound)61.3 million) of additional funds in the form of equity and subordinated non-cash pay loans from the funds that owned our parent company before the global offer described below, and $37.3 million ((pound)25.9 million) of unrestricted cash from our available cash balances. As a result, our overall borrowings before the offset of finance costs increased by approximately (pound)408 million.

CAPITAL RESOURCES

At 30 June 2003, we had cash of (pound)57.7 million.

We expect that any significant acquisitions or other significant expenditures, including those related to the development of our online services, would be financed in the future through any one or more of operating cash flows, credit facilities and the issue of new debt and equity securities.

We had net debt of (pound)2,368.1 million at 30 June 2003. The table below sets out the details of our debt at 30 June 2003.

                                                       ((POUND) IN MILLIONS)
Long-term loans and other borrowings
       Term Loan A                                             549.0
       Term Loan B                                             175.0
       Term Loan C                                             234.7
       Term Loan D                                             151.3
       Senior Sterling Notes due 2011                          250.0
       Senior Dollar Notes due 2011                            121.1
       Senior Discount Dollar Notes due 2011                   116.0
Subordinated parent company loan                               842.6
Other                                                            1.2
                                                     ----------------------
Total debt                                                   2,440.9
Unamortised financing costs                                    (15.1)
Cash at bank                                                   (57.7)
                                                     ----------------------
NET DEBT AT END OF THE PERIOD                                2,368.1
                                                     ======================


OUR PARENT COMPANY'S GLOBAL OFFER AND REFINANCING

On 15 July 2003, our parent company, Yell Group plc, completed raising (pound)433 million (gross proceeds) through a global offer of shares to institutional investors, also referred to as an initial public offering.

A portion of the net proceeds were used to repay approximately (pound)54 million of debt under the senior credit facilities and to redeem up to 35% (approximately (pound)173 million) of the senior notes pursuant to the optional redemption features under the indentures. Additionally, we replaced our remaining senior credit facilities with new senior credit facilities of (pound)664 million and $596 million and a revolving credit facility of (pound)200 million. As part of the reorganisation, the subordinate parent company loan became non-interest bearing to reflect the fact that the equivalent amounts borrowed by our parent company were settled at that time.

As a result of the capital raising, we incurred a number of exceptional or one-off costs, including cash and non-cash interest charges relating to premium paid in connection with the redemption of the senior notes and to the write-off of deferred finance costs; charges relating to option grants under existing share ownership plans; and other transaction fees and costs arising out of the offering. In addition, participants in a plan implemented for certain key employees of Yellow Book and its subsidiaries are entitled to a payment under the Yellow Book Phantom DDB Plan, under which the participants as a group are treated economically as if they had invested approximately $45 million in the Yell Group in the same manner as the funds advanced by the funds that owned our parent company before the global offer. We accrued a non-cash compensation charge of approximately $63 million (approximately (pound)39 million) in connection with this. In satisfaction of those obligations, the plan participants exchanged their interests in the plan for equity in our parent company.

As mentioned above, additional costs of our parent company's global offering, substantially fees payable to advisers, will be incurred during the second quarter. Some of these remaining costs will be charged against our share premium and some will be charged against profit as further exceptional items.

We are required to satisfy interest and principal payments on our borrowings as they become due. To the extent we are not able to fund any principal payment at maturity or any interest payment when due from cash flow from operations, we would be required to refinance this indebtedness pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. No one has guaranteed our obligations under the senior notes or has any obligation to provide additional equity financing to us.

The terms of the previous senior credit facilities required us to maintain specified consolidated financial ratios for senior debt to Earnings Before Interest, Tax, Depreciation and Amortisation ("EBITDA", as defined in the senior credit facilities), cash flow to total debt service, EBITDA to net cash interest payable and total net debt to EBITDA, and to observe capital expenditure limits for each financial year. In addition, the terms of our previous senior credit facilities required us to make early repayments equal to 50% of excess cash flows as defined in the terms. Under these terms we were obliged to make an early repayment of (pound)34.4 million in the second quarter of the 2003 financial year. The new senior credit facilities require us to maintain specified consolidated financial ratios for the net total debt to EBITDA, EBITDA to net cash interest payable, and, until 31 March 2005, net senior debt to EBITDA.

OTHER MATTERS

Off  Balance-sheet Arrangements

We do not have any off-balance sheet arrangements other than employee incentive arrangements that were triggered upon a change in ownership and the hedges discussed below.

Market-related Risks

Interest is payable under our senior credit facilities at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. Under our previous senior credit facilities, we were required to hedge at least 50% of the variable-rate indebtedness under the senior credit facilities for two years. We have hedged at 30 June 2003 nearly 90% of the indebtedness under the senior credit facilities for six months and 50% for the following 18 months using interest rate swaps, with a review of this strategy on a quarterly basis. At 30 June 2003, we had (pound)20.9 million net unrecognised losses on these instruments that will be recognised when the interest is paid.

All of these instruments are entered into for hedging purposes and, under UK GAAP, gains and losses on these instruments are deferred and only recognised in income when the underlying transaction is recorded. Such instruments have not been designated and do not qualify for hedge accounting under Statement of Financial Accounting Standards No 133 "Accounting for Derivative Instruments and Hedging Activities" for US GAAP purposes.

All significant cash inflows and outflows associated with our operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the United States are denominated in US dollars. However, our financial information is presented in pounds sterling, and changes in the exchange rate between the US dollar and pounds sterling will affect the translation of the results of our operations into pounds sterling. We do not currently intend to hedge any foreign exchange rate risk relating to US dollar-denominated notes, although we will continue to review this practice. The dilution of our earnings reported in pounds sterling as a result of the weakening US dollar is partially offset by natural hedging within the Group as a result of having a significant amount of debt denominated in US dollars. The Group does not currently intend to hedge any foreign exchange rate risk relating to US dollar-denominated notes, although it will continue to review this practice. In addition, the Yell Group entered into a forward contract to purchase (pound)43.3 million at the rate of $1.595 per (pound)1 sterling as a hedge against future cash flows within the Group.

At 30 June 2003, we had (pound)565.9 million of borrowings denominated in US dollars net of deferred financing fees, and (pound)1,219.4 million of borrowings that accrue interest at variable rates, before taking into account hedging arrangements. As at 30 June 2003, taking into account the hedging arrangements, if the annualised variable interest rates had been 1.0% higher or lower with no change in exchange rates, our interest charge would vary by approximately (pound)2.3 million higher or lower, respectively, taking into account our hedging arrangements, or (pound)12.2 million higher or lower, respectively, without taking into account hedging arrangements. Further, taking into account our US dollar-denominated liabilities, if the average US dollar/pound sterling exchange rate during the quarter would have been $1.78 to (pound)1.00, for example, instead of $1.63 to (pound)1.00, the approximate rate effective for the three months ended 30 June 2003, then our quarterly interest charge would have been approximately (pound)4.6 million lower.

International Financial Reporting Standards

In June 2002, the Council of Ministers of the European Union approved a regulation (the "Regulation") requiring all companies that are governed by the law of a member state of the European Union and whose securities are admitted to trading on a regulated market of any member state to prepare their consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union. The Regulation is to be effective for each financial year starting on or after 1 January 2005.

The International Accounting Standards Board issued IFRS1, a standard on transition to IFRS, in June 2003. It is expected that there will be significant continuing developments in IFRS between now and 2005 and consequently there is uncertainty about exactly what IFRS will require in 2005. This uncertainty will be reduced as the International Accounting Standards Board finalises and publishes its standards on the first time adoption of IFRS and other key areas such as business combinations and share-based payments.

In the meantime, the UK Accounting Standards Board is adopting a phased transition to the conversion of existing UK GAAP and plans to issue around 40 new standards or revisions to existing standards over the next two years, some of which have already been issued in the form of Financial Reporting Exposure Drafts ("FREDs"). It is also possible that by the implementation date set by the European Union, UK GAAP will not be fully aligned with IFRS.

The Group will adopt any standards arising from FREDs when they become effective and part of UK GAAP. The transition of UK GAAP to IFRS and/or the adoption of IFRS could possibly have a material impact on the Group's financial position and reported results, although it is not possible for the Directors to quantify the impact at this time.

Recent US GAAP Accounting Pronouncements

In April 2003, the FASB issued Statement of Financial Accounting Standards No 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). This standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No 133, "Accounting for Derivative Instruments and Hedging Activities". This standard is effective prospectively for contracts entered into or modified after 30 June 2003 and prospectively for hedging relationships designated after 30 June 2003. We are in the process of assessing the impact of adopting this standard.

In May 2003, the FASB issued Statement of Financial Accounting Standards No 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This standard improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This standard is effective at the beginning of the first interim period beginning after 15 June 2003. This standard shall be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the standard and still existing at the beginning of the interim period of adoption. We are in the process of assessing the impact of adopting this standard.

Critical Accounting Estimates

In general, our accounting policies are consistent with those generally adopted by others operating within the same industry in the United Kingdom. Our accounting policies are set out in our audited financial statements contained within the Form 20-F filed with the SEC on 1 July 2003. A discussion of the most significant policies that require our management to make subjective and complex judgements or to consider matters that are inherently uncertain are also contained in that document.

CONSOLIDATED RESULTS OF OUR PARENT COMPANY

We have included certain consolidated financial information of our parent company, Yell Group plc and its subsidiaries, as an appendix to the consolidated financial information of Yell Finance B.V., in order to highlight differences between what our parent company would report using UK presentational conventions and what we would report using US reporting conventions, and to satisfy the requirements of our parent company to produce a UK GAAP to US GAAP reconciliation.

                                                                    EXHIBIT 99.3

                       YELL FINANCE B.V. AND SUBSIDIARIES

                      CONSOLIDATED PROFIT AND LOSS ACCOUNTS


                                                                              THREE MONTHS ENDED 30 JUNE
                                                                        ---------------------------------------
   (UNAUDITED)                                                  NOTES              2002                   2003
                                                                         ------------------  -------------------
                                                                                   ((POUND) IN MILLIONS)
   TURNOVER                                                         2            248.5                  262.2
   Cost of sales                                                                (118.1)                (117.7)
                                                                        -------------------    ----------------
   GROSS PROFIT                                                                  130.4                  144.5
   Distribution costs                                                             (9.0)                  (9.3)
   ADMINISTRATIVE EXPENSES
       Ordinary items                                                            (79.7)                 (85.5)
       Exceptional items                                            4            (15.0)                 (47.3)
                                                                        -------------------    ----------------
                                                                                 (94.7)                (132.8)
                                                                        -------------------    ----------------
   OPERATING PROFIT                                                 3             26.7                    2.4
   NET INTEREST PAYABLE
        Ordinary items                                                           (57.6)                 (52.9)
        Exceptional items                                                          -                    (30.0)
                                                                        -------------------    ----------------
                                                                                 (57.6)                 (82.9)
                                                                        -------------------    ----------------

   LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                                   (30.9)                 (80.5)
   TAX ON LOSS ON ORDINARY ACTIVITIES
        Before exceptional items                                                  (4.0)                  (3.1)
        On exceptional items                                                       2.3                   27.8
                                                                        -------------------    ----------------
                                                                                  (1.7)                  24.7
                                                                        -------------------    ----------------
   LOSS FOR THE FINANCIAL PERIOD                                    9            (32.6)                 (55.8)
                                                                        ===================    ================


                 STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                             THREE MONTHS ENDED 30 JUNE
                                                                        ---------------------------------------
   (UNAUDITED)                                                  NOTES              2002                 2003
                                                                        ------------------     ----------------
                                                                                  ((POUND) IN MILLIONS)
   Loss for the financial period                                                 (32.6)               (55.8)
   Currency movements                                               9            (25.2)               (18.0)
                                                                        -------------------    ----------------
   TOTAL RECOGNISED GAINS AND LOSSES FOR THE                                     (57.8)               (73.8)
      FINANCIAL PERIOD                                                  ===================    ================



The accompanying unaudited condensed notes are an integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

                        CONSOLIDATED CASH FLOW STATEMENTS



                                                                                      THREE MONTHS ENDED 30 JUNE
                                                                              -------------------------------------------
    (UNAUDITED)                                                                          2002                    2003
                                                                              ---------------------   -------------------
                                                                                           ((POUND) IN MILLIONS)
    NET CASH INFLOW FROM OPERATING ACTIVITIES                                           78.8                    55.1
    RETURNS ON INVESTMENTS AND SERVICING
         OF FINANCE
    Interest paid                                                                      (21.3)                  (18.8)
    Finance fees paid                                                                  (10.4)                    -
                                                                              ---------------------   -------------------
    NET CASH OUTFLOW FOR RETURNS ON INVESTMENTS AND
        SERVICING OF FINANCE                                                           (31.7)                  (18.8)
                                                                              ---------------------   -------------------
    TAXATION                                                                             -                      (1.0)
                                                                              ---------------------   -------------------
    CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
    Purchase of tangible fixed assets                                                   (5.6)                   (5.9)
                                                                              ---------------------   -------------------
    NET CASH OUTFLOW FOR CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
                                                                                        (5.6)                   (5.9)
                                                                              ---------------------   -------------------
    ACQUISITIONS
    Purchase of subsidiary undertakings, net of cash
        acquired                                                                      (423.7)                   (1.4)
                                                                              ---------------------   -------------------
    NET CASH OUTFLOW FOR ACQUISITIONS                                                 (423.7)                   (1.4)
                                                                              ---------------------   -------------------
    NET CASH (OUTFLOW) INFLOW BEFORE FINANCING                                        (382.2)                   28.0
    FINANCING
    Issue of ordinary share capital and capital
        contributions received                                                           0.1                     -
    Expenses of withdrawn initial public offering                                       (3.9)                    -
    New loans issued                                                                   408.7                     -
                                                                              ---------------------   -------------------
    NET CASH INFLOW FROM FINANCING                                                     404.9                     -
                                                                              ---------------------   -------------------
    INCREASE IN NET CASH IN THE PERIOD                                                  22.7                    28.0
                                                                              =====================   ===================

    Total operating profit                                                              26.7                     2.4
    Depreciation                                                                         5.3                     5.7
    Goodwill amortisation                                                               23.6                    24.6
    Increase in stocks                                                                  (3.9)                  (12.0)
    Decrease in debtors                                                                  7.6                    29.7
    Increase  in creditors                                                              19.5                     4.7
                                                                              ---------------------   -------------------
    NET CASH INFLOW FROM OPERATING ACTIVITIES                                           78.8                    55.1
                                                                              =====================   ===================


The accompanying unaudited condensed notes are an integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                             AT                  AT
                                                                                       31 MARCH             30 JUNE
                                                                   NOTES                   2003                2003
                                                                                       (AUDITED)        (UNAUDITED)
                                                                                 ----------------    ----------------
                                                                                          ((POUND) IN MILLIONS)
    FIXED ASSETS
    Intangible assets                                                                   1,824.1            1,767.1
    Tangible assets                                                                        47.1               42.4
    Investment                                                                              1.9                1.6
                                                                                 ----------------   -----------------
    TOTAL FIXED ASSETS                                                                  1,873.1            1,811.1
                                                                                 ----------------   -----------------

    CURRENT ASSETS
                                                                                 ----------------   -----------------
    Stocks                                                                                145.8              152.7
    Debtors                                                            6                  461.4              445.6
    Cash at bank and in hand                                                               30.0               57.7
                                                                                 ----------------   -----------------
    TOTAL CURRENT ASSETS                                                                  637.2              656.0
                                                                                 ----------------   -----------------
    CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
    Loans and other borrowings                                       5,8                 (112.8)          (2,117.0)
    Other creditors                                                    7                 (235.9)            (238.0)
                                                                                 ----------------   -----------------
    TOTAL CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                                 (348.7)          (2,355.0)
                                                                                 ----------------   -----------------
    NET CURRENT ASSETS (LIABILITIES)                                                      288.5           (1,699.0)
                                                                                 ----------------   -----------------
    TOTAL ASSETS LESS CURRENT LIABILITIES                                               2,161.6              112.1
    CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
    Loans and other borrowings                                       5,8               (2,286.0)            (308.8)
                                                                                 ----------------   -----------------
    NET LIABILITIES                                                                      (124.4)            (196.7)
                                                                                 ================   =================

    CAPITAL AND RESERVES
    Called up share capital                                                                 0.1                0.1
    Share premium account                                                                   1.0                1.0
    Profit and loss account (deficit)                                                    (125.5)            (197.8)
                                                                                 ----------------   -----------------
    EQUITY SHAREHOLDERS' DEFICIT                                       9                 (124.4)            (196.7)
                                                                                 ================   =================



The accompanying unaudited condensed notes are an integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

                        NOTES TO THE FINANCIAL STATEMENTS



1.         BASIS OF PREPARATION, COMBINATION AND CONSOLIDATION

The principal activity of Yell Finance B.V. and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

The unaudited interim financial information has been prepared in accordance with generally accepted accounting principles in the UK ("UK GAAP") and on the basis of the accounting policies set out in the audited combined and consolidated financial statements of Yell Finance B.V. for the year ended 31 March 2003 contained in the Form 20-F filed with the US Securities and Exchange Commission on 1 July 2003.

The foregoing information does not constitute statutory financial statements within the meaning of s240 of the Companies Act 1985.

In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with Yell Finance B.V.'s Form 20-F filed with the US Securities and Exchange Commission on 1 July 2003 which includes the audited combined and consolidated financial statements of Yell Finance B.V. and its subsidiaries for the year ended 31 March 2003.

The preparation of the consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for income, provision for doubtful debts, depreciation, employee pension and management incentive schemes and taxes.

                       YELL FINANCE B.V. AND SUBSIDIARIES




  2.           TURNOVER                                                             THREE MONTHS ENDED 30 JUNE
                                                                               --------------------------------------
                                                                                          2002              2003
                                                                               ------------------  ------------------
                                                                                          ((POUND) IN MILLIONS)
     UK printed directories                                                              128.8             134.9
     Other products and services                                                          10.1              10.0
                                                                               ------------------ --------------------
     TOTAL UK TURNOVER                                                                   138.9             144.9
     TOTAL US TURNOVER                                                                   109.6             117.3
                                                                               ------------------ --------------------
     GROUP TURNOVER                                                                      248.5             262.2
                                                                               ================== ====================


  3.           OPERATING PROFIT                                                     THREE MONTHS ENDED 30 JUNE
                                                                               --------------------------------------
                                                                                           2002              2003
                                                                               ------------------  ------------------
                                                                                          ((POUND) IN MILLIONS)
     UK printed directories                                                               21.6              31.7
     Other products and services                                                          (1.1)              0.2
                                                                               ------------------ -------------------
     TOTAL UK OPERATING PROFIT                                                            20.5              31.9
     TOTAL US OPERATING PROFIT (LOSS)                                                      6.2             (29.5)
                                                                               ------------------ -------------------
     OPERATING PROFIT                                                                     26.7               2.4
                                                                               ================== ===================


4.          EXCEPTIONAL ITEMS

An analysis of our results for the three months ended June 2002 and 2003 separating out exceptional items is as follows:

                                                                 THREE MONTHS ENDED 30 JUNE
                                  ---------------------------------------------------------------------------------------------
                                                      2002                                           2003
                                  ---------------------------------------------- ----------------------------------------------
                                        ORDINARY        EXCEPTIONAL       TOTAL        ORDINARY        EXCEPTIONAL      TOTAL
                                           ITEMS              ITEMS                       ITEMS             ITEMS
                                  ---------------- ----------------- ----------- --------------- ----------------- ------------
                                                                          ((POUND) IN MILLIONS)

GROSS PROFIT                              130.4                -         130.4           144.5               -         144.5
Distribution costs                         (9.0)               -          (9.0)           (9.3)              -          (9.3)
Administrative expenses                   (79.7)             (15.0)      (94.7)          (85.5)            (47.3)     (132.8)
                                  ---------------- ----------------- ----------- --------------- ----------------- ------------
OPERATING PROFIT (LOSS)                    41.7              (15.0)       26.7            49.7             (47.3)        2.4
Net interest payable                      (57.6)               -         (57.6)          (52.9)            (30.0)      (82.9)
                                  ---------------- ----------------- ----------- --------------- ----------------- ------------
LOSS BEFORE TAXATION                      (15.9)             (15.0)      (30.9)           (3.2)            (77.3)      (80.5)
Taxation                                   (4.0)               2.3        (1.7)           (3.1)             27.8        24.7
                                  ---------------- ----------------- ----------- --------------- ----------------- ------------
LOSS FOR THE PERIOD                       (19.9)             (12.7)      (32.6)           (6.3)            (49.5)      (55.8)
                                  ================ ================= =========== =============== ================= ============


Exceptional administrative expenses in 2003 relate to costs incurred in connection with the initial public offering of our parent company. Of the (pound)47.3 million exceptional administrative expenses, (pound)5.6 million relates to our UK business and (pound)41.7 million to our US business. Exceptional administrative expenses of (pound)15.0 million in 2002 relate to costs incurred in connection with the withdrawn initial public offering of our parent company. (pound)14.7 million was charged to our UK business and (pound)0.3 million was charged to our US business. The exceptional interest payable in 2003 is the accelerated amortisation of deferred financing fees on our debt due to be repaid in the second quarter. The exceptional tax credits in 2003 and 2002 represent the effective tax on the exceptional items before tax. We do not allocate interest or taxation charges by product or geographic segment.

                       YELL FINANCE B.V. AND SUBSIDIARIES

5.          NET DEBT

     ANALYSIS OF NET DEBT

                                                                                AT                  AT
                                                                          31 MARCH             30 JUNE
                                                                              2003                2003
                                                                  ------------------   ------------------
                                                                              ((POUND) IN MILLIONS)

    Long-term loans and other borrowings
       falling due after more than one year                                2,286.0               308.8
    Short-term borrowings and long-term loans and
       other borrowings falling due within one year                          112.8             2,117.0
     ----------------------------------------------------------   ------------------   ------------------
    Total debt                                                             2,398.8             2,425.8
    Cash at bank and in hand                                                (30.0)               (57.7)
                                                                  ------------------   ------------------
    NET DEBT AT END OF PERIOD                                              2,368.8             2,368.1
                                                                  ==================   ==================



      RECONCILIATION OF MOVEMENT IN NET DEBT                                      DEBT DUE
                                                                                    WITHIN
                                                                  TOTAL           ONE YEAR
                                                                   CASH         EXCLUDING-          DEBT DUE
                                                              LESS BANK               BANK             AFTER
                                                              OVERDRAFT          OVERDRAFT          ONE YEAR          NET DEBT
                                                           --------------------------------------------------------------------
                                                                                     ((POUND) IN MILLIONS)

    AT 31 MARCH 2003                                              30.0             (112.8)         (2,286.0)         (2,368.8)
    Cash inflow from operating activities less
       interest and taxation paid and capital
       expenditures                                               29.4                -                 -                29.4
    Cash outflow on acquisitions                                  (1.4)               -                 -                (1.4)
    Reclassification of long and short term debt                   -             (2,031.4)          2,031.4               -
    Interest and amortised fees                                                       8.4             (60.6)            (52.2)
    Currency movements                                            (0.3)              18.8               6.4              24.9
                                                           ---------------   --------------- ----------------   ---------------
    AT 30 JUNE 2003                                               57.7           (2,117.0)           (308.8)         (2,368.1)
                                                           ===============   =============== ================   ===============


                       YELL FINANCE B.V. AND SUBSIDIARIES

5.         NET DEBT (CONTINUED)

On 15 July 2003, our parent company, Yell Group plc, completed raising (pound)433 million (gross proceeds) through a global offer of shares to institutional investors.

A portion of the net proceeds were used to repay approximately (pound)54 million of debt under the senior credit facilities and to redeem up to 35% (approximately (pound)173 million) of the senior notes pursuant to the optional redemption features under the indentures. Additionally, we replaced our remaining senior credit facilities with new senior credit facilities of (pound)664 million and $596 million and a revolving credit facility of (pound)200 million.


6.          DEBTORS

                                                                                   AT                      AT
                                                                             31 MARCH                 30 JUNE
                                                                                 2003                    2003
                                                                     -----------------     --------------------
                                                                                  (POUND) IN MILLIONS)
    Trade debtors                                                               412.3                   354.4
    Other debtors                                                                 8.2                     9.6
    Accrued income                                                                7.6                    24.4
    Prepayments                                                                  10.2                    13.1
    Deferred tax asset                                                           23.1                    44.1
                                                                     ----------------- ------------------------
    TOTAL DEBTORS                                                               461.4                   445.6
                                                                     ================= ========================

All amounts above fall due within one year except for the deferred tax asset, which may fall due after more than one year. The increase in the deferred tax asset from 31 March 2003 is a reflection of the tax credits on exceptional items and is expected to be utilised against taxable profits arising in the current financial year.

7.         OTHER CREDITORS

                                                                                    AT                      AT
                                                                              31 MARCH                 30 JUNE
                                                                                  2003                    2003
                                                                     -------------------     -------------------
                                                                                  ((POUND) IN MILLIONS)
    Trade creditors                                                               34.9                    20.1
    Corporation tax                                                                6.2                     2.4
    Other taxation and social security                                            24.7                    16.2
    Other creditors                                                                5.7                       -
    Accrued expenses                                                              90.4                   135.7
    Deferred income                                                               74.0                    63.6
                                                                     -------------------     -------------------
    TOTAL CREDITORS FALLING DUE WITHIN ONE YEAR                                  235.9                   238.0
                                                                     ===================     ===================



                       YELL FINANCE B.V. AND SUBSIDIARIES

8.          LOANS AND OTHER BORROWINGS

                                                                                        AT                 AT
                                                                                  31 MARCH            30 JUNE
                                                                                      2003               2003
                                                                           ----------------   ---------------
                                                                                    ((POUND) IN MILLIONS)
    AMOUNTS FALLING DUE WITHIN ONE YEAR
    Senior credit facilities                                                        111.8            1,110.0
    Senior notes:
       Senior sterling notes                                                          -                 87.5
       Senior dollar notes                                                            -                 42.4
       Senior discount dollar notes                                                   -                 40.8
     Subordinated parent company loan                                                 -                842.6
    Net obligations under finance leases                                              1.0                1.2
                                                                           ----------------   ---------------
    TOTAL AMOUNTS FALLING DUE WITHIN ONE YEAR                                       112.8            2,124.5
    Unamortised finance fees                                                          -                 (7.5)
                                                                           ----------------   ---------------
    NET AMOUNTS FALLING DUE WITHIN ONE YEAR                                         112.8            2,117.0
                                                                           ----------------   ---------------
    AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
    Senior credit facilities                                                      1,013.7                -
    Senior notes:
       Senior sterling notes                                                        250.0              162.5
       Senior dollar notes                                                          126.7               78.7
       Senior discount dollar notes                                                 118.2               75.2
    Subordinated parent company loan                                                816.7                -
                                                                           ----------------   ---------------
    TOTAL AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                            2,325.3              316.4
    Unamortised finance fees                                                        (39.3)              (7.6)
                                                                           ----------------   ---------------
    NET AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                              2,286.0              308.8
                                                                           ----------------   ---------------
    NET LOANS AND OTHER BORROWINGS                                                2,398.8            2,425.8
                                                                           ================   ===============

Also see note 5 for details of the repayment of our senior debt.

9.          CHANGES IN EQUITY SHAREHOLDERS' FUNDS (DEFICIT)


                                                                           SHARE           SHARE        PROFIT AND
                                                                         CAPITAL         PREMIUM      LOSS ACCOUNT            TOTAL
                                                                  -----------------------------------------------------------------
                                                                                          ((POUND) IN MILLIONS)

     BALANCE AT 31 MARCH 2003                                                0.1             1.0           (125.5)          (124.4)
     Loss for the period                                                     -               -              (55.8)           (55.8)
     Equity offset in respect of employee share options                      -               -                1.5              1.5
     Currency movements (a)                                                  -               -              (18.0)           (18.0)
                                                                  --------------  ---------------  ---------------- ---------------
     BALANCE AT 30 JUNE 2003                                                 0.1             1.0           (197.8)          (196.7)
                                                                  ==============  ===============  ================ ===============


(a) The cumulative foreign currency translation adjustment was a(pound)55.7 million loss at 30 June 2003 (31 March 2003 -(pound)37.7 million loss).

                       YELL FINANCE B.V. AND SUBSIDIARIES

10.        RELATED PARTY TRANSACTIONS

Transaction fees charged to the Yell Group from Apax Partners Managing Entities and affiliates of Hicks, Muse, Tate and Furst Incorporated were (pound)3 million each ($4.5 million) for the three months ended 30 June 2003. Monitoring fees were (pound)0.7 million for the same period.

                                                                    EXHIBIT 99.4

                         YELL GROUP PLC AND SUBSIDIARIES
                                    APPENDIX



CONSOLIDATED FINANCIAL INFORMATION OF YELL GROUP PLC AND ITS SUBSIDIARIES

We have included certain unaudited consolidated financial information of Yell Group plc and its subsidiaries ("Yell Group plc") as an appendix to the unaudited condensed consolidated financial information of Yell Finance B.V. and its subsidiaries ("Yell Finance B.V."), in order to highlight what Yell Group plc would report under UK GAAP using UK presentational conventions and to satisfy the requirements of Yell Group plc to produce a UK GAAP to US GAAP reconciliation.

The unaudited financial information for Yell Group plc includes:


o profit and loss accounts for the three month periods ended 30 June 2002 and 2003 in line with presentational conventions in the United Kingdom;

o cash flow statement for the three month periods ended 30 June 2002 and 2003;

o    balance sheets at 31 March 2003 and 30 June 2003;

o analysis of net debt at 31 March 2003 and 30 June 2003 and movement in net debt for the three month period ended 30 June 2003;

o    changes in equity shareholders' deficit for the three months ended 30 June
     2003;

o a reconciliation of results between US GAAP and UK GAAP for the three month periods ended 30 June 2002 and 2003 and of equity shareholders' deficit for 31 March 2003 and 30 June 2003.

The following unaudited financial information has been prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP") and on the basis of the accounting policies set out in the audited combined and consolidated financial statements of Yell Finance B.V. for the year ended 31 March 2003 contained in the Form 20-F filed with the SEC on 1 July 2003.

The following information does not constitute statutory financial statements within the meaning of s240 of the Companies Act 1985.

                         YELL GROUP PLC AND SUBSIDIARIES

                      CONSOLIDATED PROFIT AND LOSS ACCOUNTS


                                                                               THREE MONTHS ENDED 30 JUNE
                                                                        -----------------------------------------
   (UNAUDITED)                                                                     2002                   2003
                                                                        -------------------    -------------------
                                                                                    ((POUND) IN MILLIONS)
   GROUP TURNOVER                                                                248.5                  262.2
   Cost of sales                                                                (118.1)                (117.7)
                                                                        -------------------    -------------------
   GROSS PROFIT                                                                  130.4                  144.5
   Distribution costs                                                             (9.0)                  (9.3)
   ADMINISTRATIVE EXPENSES
       Ordinary items                                                            (79.7)                 (85.5)
       Exceptional items                                                         (15.0)                 (47.3)
                                                                        -------------------    -------------------
                                                                                 (94.7)                (132.8)
                                                                        -------------------    -------------------
   OPERATING PROFIT                                                               26.7                    2.4
   NET INTEREST PAYABLE
        Ordinary items                                                           (57.6)                 (52.9)
        Exceptional items                                                          -                    (30.0)
                                                                        -------------------    -------------------
                                                                                 (57.6)                 (82.9)
                                                                        -------------------    -------------------

   LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                                   (30.9)                 (80.5)
   TAX ON LOSS ON ORDINARY ACTIVITIES
        Before exceptional items                                                  (4.0)                  (3.1)
        On exceptional items                                                       2.3                   27.8
                                                                        -------------------    -------------------
                                                                                  (1.7)                  24.7
                                                                        -------------------    -------------------
   LOSS FOR THE FINANCIAL PERIOD                                                 (32.6)                 (55.8)
                                                                        ===================    ===================



                 STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                               THREE MONTHS ENDED 30 JUNE
                                                                        -----------------------------------------
   (UNAUDITED)                                                                    2002                    2003
                                                                         ------------------    ------------------
                                                                                    ((POUND) IN MILLIONS)

   Loss for the financial period                                                 (32.6)                 (55.8)
   Currency movements                                                            (25.2)                 (18.0)
                                                                        -------------------    ------------------
   TOTAL RECOGNISED GAINS AND LOSSES FOR THE                                                            (73.8)
      FINANCIAL PERIOD                                                           (57.8)
                                                                        ===================    ==================


See notes to the financial information for additional details.

                         YELL GROUP PLC AND SUBSIDIARIES

                 COMBINED AND CONSOLIDATED CASH FLOW STATEMENTS



                                                                                            THREE MONTHS
                                                                                           ENDED 30 JUNE
    (UNAUDITED)                                                                          2002              2003
                                                                              ---------------   ---------------
                                                                                      ((POUND) IN MILLIONS)
    NET CASH INFLOW FROM OPERATING ACTIVITIES                                           78.8              55.1
    RETURNS ON INVESTMENTS AND SERVICING
         OF FINANCE
    Interest paid                                                                      (21.3)            (18.8)
    Finance fees paid                                                                  (10.4)              -
                                                                              ---------------   ---------------
    NET CASH OUTFLOW FOR RETURNS ON INVESTMENTS AND
        SERVICING OF FINANCE                                                           (31.7)            (18.8)
                                                                              ---------------   ---------------
    TAXATION                                                                             -                (1.0)
    CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
    Purchase of tangible fixed assets                                                   (5.6)             (5.9)
                                                                              ---------------   ---------------
    NET CASH OUTFLOW FOR CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT                   (5.6)             (5.9)
                                                                              ---------------   ---------------
    ACQUISITIONS
    Purchase of subsidiary undertakings, net of cash
        acquired                                                                      (423.7)             (1.4)
                                                                              ---------------   ---------------
    NET CASH OUTFLOW FOR ACQUISITIONS                                                 (423.7)             (1.4)
                                                                              ---------------   ---------------
    NET CASH (OUTFLOW) INFLOW BEFORE FINANCING                                        (382.2)             28.0
    FINANCING
    Issue of ordinary share capital and capital                                          0.1               -
        contributions received
    Expenses of withdrawn initial public offering                                       (3.9)              -

    New loans issued                                                                   408.7               -
                                                                              ---------------   ---------------
    NET CASH INFLOW FROM FINANCING                                                     404.9               -
                                                                              ---------------   ---------------
    INCREASE IN NET CASH IN THE PERIOD                                                  22.7              28.0
                                                                              ===============   ===============

    Total operating profit                                                              26.7               2.4
    Depreciation                                                                         5.3               5.7
    Goodwill amortisation                                                               23.6              24.6
    Increase in stocks                                                                  (3.9)            (12.0)
    Decrease in debtors                                                                  7.6              29.7
    Increase in creditors                                                               19.5               4.7
                                                                              ---------------   ---------------
    NET CASH INFLOW FROM OPERATING ACTIVITIES                                           78.8              55.1
                                                                              ===============   ===============


See notes to the financial information for additional details.

                         YELL GROUP PLC AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                              AT                  AT
                                                                                        31 MARCH             30 JUNE
                                                                                            2003                2003
                                                                                       (AUDITED)         (UNAUDITED)
                                                                                 ----------------   -------------------
                                                                                           ((POUND) IN MILLIONS)
    FIXED ASSETS
    Intangible assets                                                                   1,824.1             1,767.1
    Tangible assets                                                                        47.1                42.4
    Investment                                                                              1.9                 1.6
                                                                                 ----------------   -------------------
    TOTAL FIXED ASSETS                                                                  1,873.1             1,811.1
                                                                                 ----------------   -------------------

    CURRENT ASSETS
                                                                                 ----------------   -------------------
    Stocks                                                                                145.8               152.7
    Debtors                                                                               461.4               445.6
    Cash at bank and in hand                                                               30.1                57.8
                                                                                 ----------------   -------------------
    TOTAL CURRENT ASSETS                                                                  637.3               656.1
                                                                                 ----------------   -------------------
    CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
    Loans and other borrowings                                                           (112.8)           (2,117.0)
    Other creditors                                                                      (235.9)             (238.0)
                                                                                 ----------------   -------------------
    TOTAL CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
                                                                                         (348.7)           (2,355.0)
                                                                                 ----------------   -------------------
    NET CURRENT ASSETS (LIABILITIES)                                                      288.6            (1,698.9)
                                                                                 ----------------   -------------------
    TOTAL ASSETS LESS CURRENT LIABILITIES                                               2,161.7               112.2
    CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
    Loans and other borrowings                                                         (2,286.0)             (308.8)
                                                                                 ----------------   -------------------
    NET LIABILITIES                                                                      (124.3)             (196.6)
                                                                                 ================   ===================

    EQUITY  SHAREHOLDERS' DEFICIT                                                        (124.3)             (196.6)
                                                                                 ================   ===================


See notes to the financial information for additional details.

                         YELL GROUP PLC AND SUBSIDIARIES

                       NOTES TO THE FINANCIAL INFORMATION


     NET DEBT

     ANALYSIS OF NET DEBT

                                                                               AT                                  AT
                                                                         31 MARCH                             30 JUNE
                                                                             2003                                2003
                                                                  -------------------------    ----------------------
                                                                                  ((POUND) IN MILLIONS)

    Long-term loans and other borrowings
       falling due after more than one year                              2,286.0                               308.8
    Short-term borrowings and long-term loans and
       other borrowings falling due within one year                        112.8                             2,117.0
     ----------------------------------------------------------   -------------------------    ----------------------
    Total debt                                                           2,398.8                             2,425.8
    Cash at bank and in hand                                               (30.1)                              (57.8)
                                                                  -------------------------
                                                                                               ----------------------
    NET DEBT AT END OF PERIOD                                            2,368.7                             2,368.0
                                                                  =========================    ======================


      RECONCILIATION OF MOVEMENT IN NET DEBT                                         DEBT DUE
                                                                                   WITHIN ONE
                                                                     TOTAL               YEAR
                                                                      CASH          EXCLUDING        DEBT DUE
                                                                 LESS BANK               BANK           AFTER
                                                                 OVERDRAFT          OVERDRAFT        ONE YEAR         NET DEBT
                                                           --------------------------------------------------------------------
                                                                                    ((POUND) IN MILLIONS)

    AT 31 MARCH 2003                                                 30.1             (112.8)       (2,286.0)        (2,368.7)
     Cash inflow from operating activities less
       interest and taxation paid and capital
       expenditures                                                  29.4                -               -               29.4
    Cash outflow on acquisitions                                     (1.4)               -               -               (1.4)
    Reclassification of long and short term debt                      -             (2,031.4)        2,031.4              -
    Interest and amortised fees                                       -                  8.4           (60.6)           (52.2)
    Currency movements                                               (0.3)              18.8             6.4             24.9
                                                           ----------------   --------------- ---------------   ---------------
    AT 30 JUNE 2003                                                  57.8           (2,117.0)         (308.8)        (2,368.0)
                                                           ================   =============== ===============   ===============


                         YELL GROUP PLC AND SUBSIDIARIES

     CHANGES IN EQUITY SHAREHOLDERS' DEFICIT


                                                         SHARE           SHARE           OTHER       PROFIT AND
                                                       CAPITAL         PREMIUM        RESERVES     LOSS ACCOUNT             TOTAL
                                                ---------------------------------------------------------------------------------
                                                                                 ((POUND) IN MILLIONS)
     BALANCE AT 31 MARCH 2003                              0.1             1.0             0.1          (125.5)           (124.3)
     Loss for the period                                   -               -               -             (55.8)            (55.8)
     Equity offset in respect of
         employee share options                            -               -               -               1.5               1.5
     Currency movements                                    -               -               -             (18.0)            (18.0)
                                                --------------- --------------- --------------- ----------------- ---------------
     BALANCE AT 30 JUNE 2003                               0.1             1.0             0.1          (197.8)           (196.6)
                                                =============== =============== =============== ================= ===============

(a) The cumulative foreign currency translation adjustment was a (pound)55.7 million loss at 30 June 2003 (31 March 2003 - (pound)37.7 million loss).

On 13 June 2003, the authorised share capital of the Company was increased by (pound)864.5 million by the creation of 1,140,499 C ordinary shares of (pound)758 each. Also on 13 June 2003, 1,140,499 C ordinary shares were issued fully paid. The investment in subsidiaries was revalued and increased by (pound)864.5 million. These adjustments are eliminated on consolidation of the Group figures.

On 9 July 2003 the issued share capital of the Company was reduced by the cancellation of 1,140,499 C ordinary shares of (pound)758 each and the distributable reserves were credited with an amount of (pound)864.5 million.


UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Our consolidated financial information is prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain respects from those applicable in the United States ("US GAAP"). Differences result primarily from the different treatment of directories in progress, goodwill and other intangibles, derivative financial instruments, pensions, closure provisions and deferred taxes. Under US GAAP, a portion of the purchase price is allocated, when accounting for acquisitions, to the deferred costs of directories that publish in the months immediately following the acquisition. Under UK GAAP, the deferred costs, which represent the value of selling efforts not yet realised, are valued at the lower of historical cost and net realisable value. The purchase price allocation under US GAAP increases the value of the selling effort to its fair value and, accordingly, profits in the period immediately following an acquisition would be significantly lower under US GAAP than under UK GAAP. Further, under US GAAP, a portion of the purchase price would be allocated to other intangible assets such as acquired customer relationships and brand names, which are amortised over a different life than the goodwill recorded under UK GAAP and establishing associated deferred taxes.

Adjustments relating to employee incentive plans and amortisation of deferred financing costs arise as a result of the definition of an adjusting post balance sheet event under UK and US GAAP. Under UK GAAP, these costs are recognised in the quarter as a result of our global offer, which we completed on 15 July 2003. Under US GAAP these costs will be recognised in the second quarter.

                         YELL GROUP PLC AND SUBSIDIARIES

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

The following information summarises estimated adjustments, gross of their tax effect, which reconcile net loss and shareholders' deficit from that reported under UK GAAP to that which would have been recorded had US GAAP been applied.

      NET LOSS

                                                                                    THREE MONTHS ENDED 30 JUNE
                                                                              ---------------------------------------
                                                                                          2002                2003
                                                                              -------------------  ------------------
                                                                                         ((POUND) IN MILLIONS)

      Loss for the financial period under UK GAAP                                       (32.6)              (55.8)
        Adjustment for:
            Directories in progress
            -Deferred costs                                                             (13.1)              (11.1)
            -Acquisition accounting(a)                                                  (24.1)                -
            Pensions                                                                     (0.7)               (2.3)
            Goodwill                                                                     23.6                24.6
            Other intangible assets                                                     (29.4)              (22.6)
            Derivative financial instruments                                             (4.6)                4.0
            Closure provisions                                                            -                  (1.0)
            Employee incentive plans                                                      -                  45.7
            Amortisation of deferred financing costs                                      -                  30.0
            Deferred taxation                                                            18.8               (22.1)
                                                                               ------------------  ------------------
      NET LOSS AS ADJUSTED FOR US GAAP                                                  (62.1)              (10.6)
                                                                               ==================  ==================

(a) Represents certain adjustments that arose as a result of acquisitions.

      SHAREHOLDERS' DEFICIT

                                                                                                AT              AT
                                                                                          31 MARCH         30 JUNE
                                                                                              2003            2003
                                                                                ------------------- ---------------
                                                                                          ((POUND) IN MILLIONS)

      Shareholders' deficit under UK GAAP                                                  (124.3)         (196.6)
      Adjustment for:
            Directories in progress                                                         (92.6)         (105.5)
            Pensions                                                                          7.7             5.4
            Additional minimum pension liability                                            (35.8)          (35.8)
            Goodwill                                                                       (646.7)         (615.2)
            Other intangible assets                                                         842.0           809.3
            Derivative financial instruments                                                (24.9)          (20.9)
            Closure provisions                                                                2.9             1.9
            Employee incentive plans                                                            -            45.7
            Amortisation of deferred financing costs                                            -            30.0
            Deferred taxation                                                              (223.9)         (246.1)
                                                                                ------------------- ---------------
     SHAREHOLDERS' DEFICIT AS ADJUSTED FOR US GAAP                                         (295.6          (327.8)
                                                                                =================== ===============


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2003


                                            YELL FINANCE B.V.
                                            (Registrant)


                                             By:  /s/ John Davis
                                                  ------------------------------
                                                  Name:  John Davis
                                                  Title: Chief Financial Officer